

MAIL STOP 3561

January 2, 2009

Mr. John Van Zyll
Chief Executive Officer
Diversified Product Inspections, Inc.
1059 E. Tri-County Blvd.
Oliver Springs, TN 37840

> **Re:** **Diversified Product Inspections, Inc.**
> **Schedule 14A**
> **File No. 000-25429**
> **Filed December 1, 2008**

Dear Mr. Van Zyll:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

1. Please expand on the disclosure throughout your document to clarify the impact that the contemplated transactions will have on the issuer and its shareholders. In this respect, but without limit, please:
   a. Disclose, if true, that the settlement and asset sale would constitute a change in control of the issuer;
   b. Disclose that you generated revenues of over $2.5 million in 2007 and that you would become a shell company with no revenues, assets, or business

            plan if the proposals are approved; and,

      c. Provide the tabular presentation associated with Item 403 of Regulation S-K showing your beneficial ownership should the deal be approved.

2.   Please revise to clarify the origins of the Settlement Agreement and Asset Purchase Agreement. For example, it is unclear why and how the asset sale was tied into the settlement agreement. In this regard, please revise the background discussion beginning at the bottom of page 12 to clarify the material terms of the negotiated agreement and how they changed from the initial proposal to the executed agreement. Also, please clarify what each party to the agreement is receiving, and from whom they are receiving it.

3.   Please revise to disclose that the settlement and asset sale is a related party transaction, and clarify the procedures that the board followed in approving the transaction, including whether it was presented to disinterested members for review and approval.

4.   Please revise to disclose any potential negative impact that a vote in favor of the transactions may have on a shareholder's rights and legal remedies against the issuer and management in connection with the transaction.

Letter to shareholders

5.   Please revise the introductory paragraph and where appropriate to identify the asset sale and settlement agreement as separate proposals. It appears that the proposals are contingent on each other, and that the settlement agreement would not be executed unless the asset sale is approved. Please revise or advise.

Proposal Approval of the Agreement, page 8

6.   Please disclose the name of the court or agency in which the proceedings are pending, as well as a brief summary of the proceedings since the initial filings. Also, revise to indicate any amounts accrued on the financial statements with respect to the litigation.

7.   Please revise the discussion of the agreement to specify how it settles your outstanding litigation, including a summary of any representations made by the plaintiffs to the company or the court with respect to general releases or waiver of any related claims.

What Special Factors for Entering into the Agreement, page 12

8.   We note your disclosure on page 12 that the "[s]ettlement eliminates [the
        litigation risk] and also benefits Management who face potential personal
        liability." Please revise to include a separately captioned section detailing any
        conflicts of interest that the agreement and proposal present to directors,
        management, shareholders, and related parties. See Item 5 to Schedule 14A.

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
        filing;

·   staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
        by the Commission or any person under the federal securities laws of the United
        States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

Please contact Jay Williamson at (202) 551-3393 or James Lopez at (202) 551-3536 at with other questions.

Sincerely,

John Reynolds
Assistant Director

Cc: Michael Harris
Fax: 561-659-0701